BACAP ALTERNATIVE MULTI-STRATEGY FUND, LLC

November 26, 2007

VIA EDGAR TRANSMISSION
----------------------

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549


Re:      BACAP Alternative Multi-Strategy Fund, LLC (the "Fund")
         File No. 811-21252


Ladies and Gentlemen:

On behalf of the Fund, enclosed for filing, pursuant to Rule 17g-1 (the "Rule") of the Investment Company Act of 1940, as amended are the following documents:

1) a copy of the amended and restated Joint Fidelity Bond agreement, dated as of July 1, 2007, entered into as required by paragraph (f) of the Rule, attached as
Exhibit 1; and

2) a copy of the additional Riders 13 to 18 to the Fund's Joint Fidelity Bond for the period October 31, 2006 to October 31, 2007, attached as Exhibit 2.


Please contact me at (212) 852-1876 if you have any questions.

Sincerely,

/s/ Marina Belaya
---------------
Marina Belaya
Secretary


cc:      Meghan Kearns, Bank of America
         Adam Shoffner, PFPC Inc.
         James E. Thomas, Ropes & Gray LLP

                                                                       Exhibit 1

               AMENDED AND RESTATED JOINT FIDELITY BOND AGREEMENT

         WHEREAS, Columbia Funds Series Trust ("CFST") is an open-end management investment company registered as such under the Investment Company Act of 1940, as amended ("1940 Act"), currently consisting of 49 investment portfolios, but which may from time to time consist of a greater or lesser number of investment portfolios;

         WHEREAS, Columbia Funds Variable Insurance Trust I ("CFVIT I") is an open-end management investment company registered as such under the 1940 Act, currently consisting of 6 investment portfolios, but which may from time to time consist of a greater or lesser number of investment portfolios;

         WHEREAS, Columbia Funds Master Investment Trust, LLC ("CFMIT") is an open-end management investment company registered as such under the 1940 Act, currently consisting of 6 investment portfolios, but which may from time to time consist of a greater or lesser number of investment portfolios;

         WHEREAS, Banc of America Funds Trust ("BAFT") is an open-end management investment company registered as such under the 1940 Act, currently consisting of 8 investment portfolios, but which may from time to time consist of a greater or lesser number of investment portfolios;

         WHEREAS, Columbia Funds Series Trust I ("CFST I") is an open-end management investment company registered as such under the 1940 Act, currently consisting of 39 investment portfolios, but which may from time to time consist of a greater or lesser number of investment portfolios;

         WHEREAS, Columbia Funds Variable Insurance Trust ("CFVIT") is an open-end management investment company registered as such under the 1940 Act, currently consisting of 11 investment portfolios, but which may from time to time consist of a greater or lesser number of investment portfolios;

         WHEREAS, Columbia Funds Institutional Trust ("CFIT") is an open-end management investment company registered as such under the 1940 Act, currently consisting of 18 investment portfolios, but which may from time to time consist of a greater or lesser number of investment portfolios;

         WHEREAS, Excelsior Funds Trust ("EFT") is an open-end management investment company registered as such under the 1940 Act, currently consisting of 5 investment portfolios, but which may from time to time consist of a greater or lesser number of investment portfolios;

         WHEREAS, Excelsior Funds, Inc. ("EFI") is an open-end management investment company registered as such under the 1940 Act, currently consisting of 15 investment portfolios, but which may from time to time consist of a greater or lesser number of investment portfolios;

         WHEREAS, Excelsior Tax-Exempt Funds, Inc. ("ETFI") is an open-end management investment company registered as such under the 1940 Act, currently consisting of 7 investment portfolios, but which may from time to time consist of a greater or lesser number of investment portfolios;

         WHEREAS, BACAP Alternative Multi-Strategy Fund, LLC ("BAMS") is a closed-end management investment company registered as such under the 1940 Act;

         WHEREAS, Columbia Management Multi-Strategy Hedge Fund, LLC ("CMMSHF") is a closed-end management investment company registered as such under the 1940 Act;

         WHEREAS, Columbia Management Advisors, LLC ("CMA") is an investment adviser registered as such under the Investment Advisers Act of 1940 (the "Advisers Act");

         WHEREAS, Columbia Management Distributors, Inc. ("CMDI") is a broker-dealer registered as such under the Securities Exchange Act of 1934;

         WHEREAS, Columbia Management Services, Inc. ("CMSI") is a transfer agent registered as such under the Securities Exchange Act of 1934;

         WHEREAS, Banc of America Investment Advisors, Inc. ("BAIA") is an investment adviser registered as such under the Advisers Act;

         WHEREAS, CFST, CFVIT I, CFMIT, BAFT, CFST I, CFVIT, CFIT, EFT, EFI, ETFI, BAMS and CMMSHF are required to provide and maintain a fidelity bond pursuant to Rule 17g-1 under the 1940 Act;

         WHEREAS, Rule 17g-1(b) provides that the fidelity bond may be in the form of a joint insured bond covering each of the parties hereto;

         WHEREAS, the Directors or Trustees of CFST, CFVIT I, CFMIT, BAFT, CFST I, CFVIT, CFIT, EFT, EFI, ETFI, BAMS and CMMSHF, including a majority of such Directors or Trustees who are not "interested persons" (as that term is defined in the 1940 Act) of CFST, CFVIT I, CFMIT, BAFT, CFST I, CFVIT, CFIT, EFT, EFI, ETFI, BAMS or CMMSHF, as applicable, have made the determinations required by Rule 17g-1, including those provisions specifically applicable to a joint insured bond;

         WHEREAS, CMA, CMDI, CMSI, BAIA, CFST, CFVIT I, CFMIT, BAFT, CFST I, CFVIT, CFIT, BAMS and CMMSHF have each paid a pro rata portion of the premiums for the joint insured bond pursuant to the Joint Fidelity Bond Agreement dated as of October 31, 2006;

         WHEREAS, the parties other than EFT, EFI and ETFI have previously entered into a Joint Fidelity Bond Agreement dated as of October 31, 2006; and

         WHEREAS, the parties wish to add EFT, EFI and ETFI as parties to such Joint Fidelity Bond Agreement;

         NOW, THEREFORE, the parties hereto hereby agree as follows:

         1. In the event recovery is received under the joint insured bond as a result of a loss sustained by two or more of the insured parties, the proceeds of the joint insured bond shall be allocated among the insured parties having sustained losses in proportion to, and, in any event, at least equal to, the amount which each such party would have received had it provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1 under the 1940 Act.

         2. The parties hereby agree that any newly-formed investment company advised by CMA or BAIA may become an insured under the joint insured bond and a party to this Agreement by executing this Agreement and by paying its share of additional premiums, if any, resulting from adding it to the joint insured bond.

         3. This Agreement covers the joint insured bond for the period ending October 31, 2007.

         4. This Agreement amends, restates and supersedes the Joint Fidelity Bond Agreement dated as of October 31, 2006.

         On behalf of each party that is organized as a Massachusetts business trust or a series thereof, notice is hereby given that a copy of the Agreement and Declaration of Trust of such party is on file with the Secretary of State of The Commonwealth of Massachusetts, and that this Agreement is executed by an officer of such party, as an officer and not individually, on behalf of the trustees of such party, as trustees and not individually, and that the obligations of this Agreement with respect to a series of such party shall be binding upon the assets and properties of such series only and shall not be binding upon any of the Trustees, officers, employees, agents or shareholders of such party or such party individually or on the assets and properties of any other series of such party.

         This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

                            [Signature pages follow]

Dated:  As of July 1, 2007

         COLUMBIA FUNDS SERIES TRUST
         COLUMBIA FUNDS VARIABLE INSURANCE TRUST I
         COLUMBIA FUNDS MASTER INVESTMENT TRUST, LLC
         BANC OF AMERICA FUNDS TRUST
         COLUMBIA FUNDS SERIES TRUST I
         COLUMBIA FUNDS VARIABLE INSURANCE TRUST
         COLUMBIA FUNDS INSTITUTIONAL TRUST
         EXCELSIOR FUNDS TRUST
         EXCELSIOR FUNDS, INC.
         EXCELSIOR TAX-EXEMPT FUNDS, INC.

         For each of the above,

         By:              /s/ J. Kevin Connaughton
                          ------------------------------------------------------
         Name:            J. Kevin Connaughton
         Title:           Senior Vice President,
                          Chief Financial Officer and Treasurer

         BACAP ALTERNATIVE MULTI-STRATEGY FUND, LLC

         By:
                          ------------------------------------------------------
         Name:            David Bailin
         Title:           President

         COLUMBIA MANAGEMENT MULTI-STRATEGY HEDGE FUND, LLC

         By:
                          ------------------------------------------------------
         Name:            David Bailin
         Title:           President

         COLUMBIA MANAGEMENT ADVISORS, LLC

         By:              /s/ Christopher L. Wilson
                          ------------------------------------------------------
         Name:            Christopher L. Wilson
         Title:           Managing Director

         BANC OF AMERICA INVESTMENT ADVISORS, INC.

         By:
                          ------------------------------------------------------
         Name:            David Bailin
         Title:           Senior Executive Vice President

Dated:  As of July 1, 2007

         COLUMBIA FUNDS SERIES TRUST
         COLUMBIA FUNDS VARIABLE INSURANCE TRUST I
         COLUMBIA FUNDS MASTER INVESTMENT TRUST, LLC
         BANC OF AMERICA FUNDS TRUST
         COLUMBIA FUNDS SERIES TRUST I
         COLUMBIA FUNDS VARIABLE INSURANCE TRUST
         COLUMBIA FUNDS INSTITUTIONAL TRUST
         EXCELSIOR FUNDS TRUST
         EXCELSIOR FUNDS, INC.
         EXCELSIOR TAX-EXEMPT FUNDS, INC.

         For each of the above,

         By:
                          ------------------------------------------------------
         Name:            J. Kevin Connaughton
         Title:           Senior Vice President,
                          Chief Financial Officer and Treasurer

         BACAP ALTERNATIVE MULTI-STRATEGY FUND, LLC

         By:              /s/ David Bailin
                          ------------------------------------------------------
         Name:            David Bailin
         Title:           President

         COLUMBIA MANAGEMENT MULTI-STRATEGY HEDGE FUND, LLC

         By:              /s/ David Bailin
                          ------------------------------------------------------
         Name:            David Bailin
         Title:           President

         COLUMBIA MANAGEMENT ADVISORS, LLC

         By:
                          ------------------------------------------------------
         Name:            Christopher L. Wilson
         Title:           Managing Director

         BANC OF AMERICA INVESTMENT ADVISORS, INC.

         By:              /s/ David Bailin
                          ------------------------------------------------------
         Name:            David Bailin
         Title:           Senior Executive Vice President

         COLUMBIA MANAGEMENT DISTRIBUTORS, INC.

         By:              /s/ Michael A. Jones
                          ------------------------------------------------------
         Name:            Michael A. Jones
         Title:           President

         COLUMBIA MANAGEMENT SERVICES, INC.

         By:              /s/ Stephen T. Welsh
                          ------------------------------------------------------
         Name:            Stephen T. Welsh
         Title:           President

                                                                       Exhibit 2

                          ICI MUTUAL INSURANCE COMPANY

                         INVESTMENT COMPANY BLANKET BOND

                                  RIDER NO. 13

----------------------------------------------------------------------------------------------------------
INSURED                                                                                 BOND NUMBER

COLUMBIA MANAGEMENT ADVISORS, LLC                                                       87152106B
----------------------------------------------------------------------------------------------------------
EFFECTIVE DATE                              BOND PERIOD                         AUTHORIZED REPRESENTATIVE

OCTOBER 31, 2006               OCTOBER 31, 2006 TO OCTOBER 31, 2007             /S/ MAGGIE SULLIVAN
==========================================================================================================

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

         Columbia Qualified Purchaser Funds Trust, LLC

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

                          ICI MUTUAL INSURANCE COMPANY

                         INVESTMENT COMPANY BLANKET BOND

                                  RIDER NO. 14

----------------------------------------------------------------------------------------------------------
INSURED                                                                                 BOND NUMBER

COLUMBIA MANAGEMENT ADVISORS, LLC                                                       87152106B
----------------------------------------------------------------------------------------------------------
EFFECTIVE DATE                              BOND PERIOD                         AUTHORIZED REPRESENTATIVE

OCTOBER 31, 2006               OCTOBER 31, 2006 TO OCTOBER 31, 2007             /S/ MAGGIE SULLIVAN
==========================================================================================================

In consideration of the premium charged for this bond, it is hereby understood and agreed that for purposes of this Bond the term "Investment Company" or "Fund" shall be deemed to include the following:

         Columbia Qualified Purchaser Funds Trust, LLC

Except as stated above, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

                          ICI MUTUAL INSURANCE COMPANY

                         INVESTMENT COMPANY BLANKET BOND

                                  RIDER NO. 15

----------------------------------------------------------------------------------------------------------
INSURED                                                                                 BOND NUMBER

COLUMBIA MANAGEMENT ADVISORS, LLC                                                       87152106B
----------------------------------------------------------------------------------------------------------
EFFECTIVE DATE                              BOND PERIOD                         AUTHORIZED REPRESENTATIVE

JULY 1, 2007                   OCTOBER 31, 2006 TO OCTOBER 31, 2007             /S/ MAGGIE SULLIVAN
==========================================================================================================

In consideration of the premium charged for this bond, it is hereby understood and agreed that for purposes of this Bond the term "Investment Company" or "Fund" shall be deemed to include the following:

              Excelsior Funds, Inc.
              Excelsior Funds Trust
              Excelsior Tax-Exempt Funds, Inc.

Except as stated above, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

                          ICI MUTUAL INSURANCE COMPANY

                         INVESTMENT COMPANY BLANKET BOND

                                  RIDER NO. 16

----------------------------------------------------------------------------------------------------------
INSURED                                                                                 BOND NUMBER

COLUMBIA MANAGEMENT ADVISORS, LLC                                                       87152106B
----------------------------------------------------------------------------------------------------------
EFFECTIVE DATE                              BOND PERIOD                         AUTHORIZED REPRESENTATIVE

                               OCTOBER 31, 2006 TO OCTOBER 31, 2007             /S/ MAGGIE SULLIVAN
==========================================================================================================

In consideration of the premium charged for this Bond, and notwithstanding Item 1 of the Declarations, Name of Insured, or any other Rider to this Bond, it is hereby understood and agreed that the following shall not be Insureds under this Bond as of the effective date indicated:

                                                                 EFFECTIVE DATE
         Liberty All Star Funds                                December 15, 2006
         Colonial Intermediate High Income Fund                  June 29, 2007
         Colonial InterMarket Income Trust I
         Colonial Municipal Income Trust
         Colonial High Income Municipal Trust
         Colonial Investment Grade Municipal Trust
         Colonial California Insured Municipal Fund

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

                          ICI MUTUAL INSURANCE COMPANY

                         INVESTMENT COMPANY BLANKET BOND

                                  RIDER NO. 17

----------------------------------------------------------------------------------------------------------
INSURED                                                                                 BOND NUMBER

COLUMBIA MANAGEMENT ADVISORS, LLC                                                       87152106B
----------------------------------------------------------------------------------------------------------
EFFECTIVE DATE                              BOND PERIOD                         AUTHORIZED REPRESENTATIVE

MARCH 30, 2007                 OCTOBER 31, 2006 TO OCTOBER 31, 2007             /S/ MAGGIE SULLIVAN
==========================================================================================================

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the name of the Insured identified in Item 1 of the Declarations, Name of Insured, as

         Columbia Funds Master Trust

is changed to:

         Columbia Funds Master Trust, LLC


Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

                          ICI MUTUAL INSURANCE COMPANY

                         INVESTMENT COMPANY BLANKET BOND

                                  RIDER NO. 18

----------------------------------------------------------------------------------------------------------
INSURED                                                                                 BOND NUMBER

COLUMBIA MANAGEMENT ADVISORS, LLC                                                       87152106B
----------------------------------------------------------------------------------------------------------
EFFECTIVE DATE                              BOND PERIOD                         AUTHORIZED REPRESENTATIVE

MARCH 30, 2007                 OCTOBER 31, 2006 TO OCTOBER 31, 2007             /S/ MAGGIE SULLIVAN
==========================================================================================================

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Riders No. 13 and No. 14 to this Bond are hereby deleted in its entirety, effective as of 12:01 a.m. on October 31, 2006, standard time at the Principal Address.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.